UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Original Filing*

UNITED THERAPEUTICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91307C102

(CUSIP Number)

N/A

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: ELI LILLY AND COMPANY I.R.S. Identification Nos. of above persons (entities only). 35-0470950
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,150,836
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,150,836
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150,836
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% based on 58,334,621 shares outstanding as of October 21, 2011.
12	TYPE OF REPORTING PERSON: CO

Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

United Therapeutics Corporation (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1110 Spring Street
Silver Spring, Maryland 20910

Item 2	(a).	Name of Person Filing:

This Statement is filed on behalf of Eli Lilly and Company, an Indiana corporation (“Lilly”).

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Lilly is Lilly Corporate Center, Indianapolis, Indiana 46285.

Item 2	(c).	Citizenship:

Lilly is an Indiana corporation.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2	(e).	CUSIP Number:

91307C102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 4 of 5 Pages

Item 4.	Ownership:

Item 4	(a) Amount Beneficially Owned:

As of February 16, 2012 Lilly may be deemed to be the beneficial owner of 3,150,836 Shares.

Item 4	(b) Percent of Class:

The number of Shares of which each Lilly may be deemed to be the beneficial owner constitutes approximately 5.4% of the total number of Shares outstanding (based on 58,334,621 Shares outstanding as of October 21, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 27, 2011).

Item 4	(c) Number of Shares of which such person has:

Lilly

(i) Sole power to vote or direct the vote:

3,150,836

(ii) Shared power to vote or direct the vote:

0

(iii) Sole power to dispose or direct the disposition of:

3,150,836

(iv) Shared power to dispose or direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2012	ELI LILLY AND COMPANY

	By:	/s/ John Huesing

	Name:	John Huesing
	Title:	Assistant Treasurer